Eyegate Pharmaceuticals, Inc.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

September 26, 2014

United States Securities and Exchange Commission

Divison of Corporate Finance

Washington, DC 20549

Re:	Eyegate Pharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 12, 2014
File No. 333-197725

Ladies and Gentlemen:

This letter (this “Letter”) is sent by Eyegate Pharmaceuticals, Inc., a Delaware corporation (CIK No. 0001372514) (the “Company”) in response to the comments (each, a “Comment”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”) dated September 24, 2014 from Jeffrey P. Riedler, Assistant Director of the SEC, regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1, as filed with the SEC on September 12, 2014 (the “Form S-1”).

Set forth below are responses to the numbered Comments contained in the Comment Letter. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letter. In connection with this Letter, the Company has filed Amendment No. 4 to the Form S-1 with the SEC (“Amendment No. 4”), which is an updated version of the Form S-1.

Summary Financial Data, page 9

1.	We note the pro forma common shares issued and outstanding at June 30, 2014 is 5,133,667 and your disclosure in footnote (1) that pro forma net loss and related per share amounts give effect to the conversion of your preferred stock and conversion of notes. Please explain to us how your pro forma weighted average shares outstanding, basic and diluted, were calculated for each period.

Response of the Company:

The Company acknowledges the Staff’s Comment and has amended its disclosure in Amendment No. 4 of pro forma net loss per share and pro forma weighted average shares outstanding, basic and diluted, to be consistent with footnote (1). The pro forma weighted average shares were calculated as if the preferred stock and convertible notes had been converted at the beginning of the year and six months ended December 31, 2013 and June 30, 2014 or their date of issuance if later.

2.	We note certain pro forma balance sheet amounts increased by $500,000. Please revise footnote (2) to disclose the amount of the cash received as a result of any pro forma adjustments. The comment also applies to your disclosure in the capitalization section.

Response of the Company:

The Company acknowledges the Staff’s Comment and the Company has amended its disclosure in Amendment No.4 to include the issuance of $500,000 of 2014 convertible notes in July 2014.

Capitalization, page 47

3.	The pro forma total stockholders’ (deficit) equity in the capitalization table does not agree with the amount in summary financial data. Please revise to eliminate all inconsistencies.

Response of the Company:

The Company acknowledges the Staff’s Comment and the Company has amended its disclosure in Amendment No. 4 to eliminate all inconsistencies.

Dilution page 50

4.	The total consideration amount for new investors disclosed on page 51 appears to be net of the estimated underwriting discounts, commissions, and estimate offering expenses which is inconsistent with the lead paragraph that the calculation is based on an assumed initial offering price of $13.00 per share before deductions. Please revise or explain to us the basis for your disclosure.

Response of the Company:

The Company acknowledges the Staff’s Comment and the Company has amended its disclosure in Amendment No. 4 to present the total consideration amount for new investors on page 51 to reflect the initial public offering price of $13.00 per share before deductions.

Report of Independent Registered Public Accounting Firm, page F-2

5.	The first paragraph of the revised independent auditor`s report does not appear to accurately and clearly describe the financial statements that were audited. We note the “consolidated statements of non-controlling interests and stockholders’ deficit” was changed to “stockholders’ equity” but the financial statement is labeled “consolidated statements of convertible preferred stock, non-controlling interests and stockholders’ deficit”. Please have your independent auditors revise the first paragraph to more clearly describe the financial statements that were audited.

Response of the Company:

The Company acknowledges the Staff’s Comment and the Independent Registered Accounting Firm has amended its opinion to reflect the financial statements audited.

6.	Include an accountant's report and consent with no restrictive legend in the amendment for which effectiveness will be requested.

Response of the Company:

The Company acknowledges the Staff’s Comment and the Independent Registered Accounting Firm has removed the restrictive legend as the Company’s Board of Directors approved the 1-for-10.98 reverse stock split on September 25, 2014.

Consolidated Statements of Convertible Preferred Stock, Non-Controlling Interests and Stockholders’ Deficit, page F-6

7.	As a result of the reverse stock split disclosed on page F-14 you state that all shares and share amounts were retroactively adjusted to reflect this reverse split. We note you have retroactively adjusted the number of shares but it appears that the dollar amounts for common stock have not been adjusted. Please revise or explain to us your basis for not revising the dollar amounts.

Response of the Company:

The Company acknowledges the Staff’s Comment and the Company has amended its filing to reflect in its Consolidated Statements of Convertible Preferred Stock, Non-Controlling Interests and Stockholders’ Deficit the impact of the reverse split on its common stock and additional paid in capital amounts.

15. Subsequent Events, page F-28

8.	Once the reverse stock split is effective, please revise your disclosure to evaluate subsequent events with respect to the date of the reverse stock split described on page F-14.

Response of the Company:

The Company acknowledges the Staff’s Comment and the Company has revised its disclosure in Amendment No. 4 to evaluate subsequent events with respect to the date of the reverse split as described in Note 2 on page F-14 and amended its disclosure on pages F-28 and F-45.

Exhibit 5.1: Opinion of Burns & Levinson LLP

9.	We note your counsel expresses no opinion as to the laws of any state or jurisdiction other than the General Corporation Law of the State of Delaware and the federal laws of the United States of America. Please have your counsel amend its opinion to opine that the warrant is a binding obligation of the registrant under New York law. See Section II.B.1.f of Staff Legal Bulletin No. 19 for guidance.

Response of the Company:

The Company acknowledges the Staff’s Comment and advises the Staff that its counsel has amended its opinion to opine that the warrant is a binding obligation of the registrant under New York law.

The Company acknowledges that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (781) 788-9043 or our attorney, J. Fraser Collin, at (617) 345-3791.

Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

Sincerely,

Eyegate Pharmaceuticals, Inc.

/s/ Stephen From

Stephen From

President and Chief Executive Officer

cc:	J. Fraser Collin, Esq., Burns & Levinson LLP